AMARC REPORTS DRILL RESULTS FROM GNAT COPPER DEPOSIT, BRITISH COLUMBIA
SURFACE EXPLORATION DELINEATES NEW PORPHYRY COPPER DEPOSIT TARGETS
AT THE GALAXIE JOINT VENTURE PROPERTY

February 21, 2013, Vancouver, BC – Amarc Resources Ltd. (“Amarc”) (TSX-V: AHR; OTCBB: AHR) is pleased to provide an update on results from exploration work conducted at the Galaxie property, located on Highway 37, just 42 kilometres north of the Red Chris copper-gold mine construction site and 25 kilometres south of the Village of Dease Lake, British Columbia (“BC”).

The Galaxie property hosts the Gnat porphyry copper deposit, where a two-hole drill program was undertaken in December 2012 to test newly identified potential to the known historical estimate, which comprises an “Indicated Reserve” of 30 million tonnes grading 0.39% Cu. The 2012 drill program confirmed the presence of mineralization at depth, returning intervals of, for example, 55.7 metres at 0.44% copper and 91.0 metres at 0.37% copper. Elsewhere on the Galaxie property, comprehensive surface exploration programs have identified new porphyry copper and skarn silver targets for drill testing in 2013.

"Initial results received from comprehensive field programs completed late last year at Galaxie are very encouraging," confirmed Amarc Chairman Bob Dickinson. "The Galaxie Project represents one of the few remaining underexplored areas of the prolific Stikine Terrane in northern BC, which is host to a number of important copper-gold deposits with substantial mineral resources – including Red Chris, Schaft Creek, Galore and the Kerr-Sulphurets-Mitchell-Snowfields deposits. Galaxie is considered by Amarc management to hold significant potential for the discovery of important new porphyry copper deposits.”

The Gnat deposit was discovered in the late 1960s. Exploration to 1972 resulted in the historical estimate by Lytton Minerals Ltd as reported in a Canadian Stock Exchange Listing Statement in 1972. It is based on 83 AQ-size drill holes, and includes 20% dilution by wallrock grading 0.15% copper. As no other documentation of reserve estimation parameters is known to exist, the reliability of the estimate cannot be assessed. There is no classification of "Indicated Reserves" under current standards and a Qualified Person has not done sufficient work to classify the estimate as current mineral resources or reserves, and as such the Company is not treating it as current.

Geological evaluation of historical drilling information at the Gnat deposit completed last year indicates that the copper mineralization remains open to expansion. Based on this work, an Induced Polarization (“IP”) geophysical survey completed over the immediate deposit area suggested a previously untested depth potential. A first phase drill test of this target, comprising 1,164 metres in two drill holes was completed in late 2012. Significant intercepts from the two drill holes completed are summarized in the Table of Assay Results below. A drill plan and other information regarding the Gnat deposit are available on Amarc's website: http://www.amarcresources.com.

GNAT DEPOSIT
TABLE OF ASSAY RESULTS

Drill Hole ID	Incl.	From (m)	To (m)	Int. (m)	Cu %	Au (g/t)	Ag (g/t)
GT12001		44.0	73.0	29.0	0.31	0.02	0.7
		95.0	244.0	149.0	0.28	0.02	0.2
	incl.	181.3	244.0	62.7	0.37	0.03	0.2
		360.0	415.7	55.7	0.44	0.02	1.1
		487.0	508.2	21.2	0.35	0.06	0.9

GT12002		41.0	68.0	27.0	0.20	0.10	0.1
		94.0	185.0	91.0	0.37	0.04	0.7
	incl.	152.0	185.0	33.0	0.52	0.03	0.7

Widths reported are drill widths, such that true thicknesses are unknown.
All assay intervals represent length weighted averages.

Hole GT12001 encountered mineralization below the historical resource, including 55.7 metres grading 0.44% copper intercepted from 360.0 metres below surface. Located in the northern sector of the Gnat deposit, hole GT12001 indicates potential to extend the known porphyry copper system to the west and northwest, and to depth.

Geological information from GT12002 drilled to test the southern sector of the deposit to depth indicates that mineralization is limited vertically by a previously undefined fault, which has brought older mineralized rocks over younger unmineralized rocks. The technical team is currently integrating geological information and assay data received from the initial two drill holes with other exploration data to inform management’s plans for further exploration of the Gnat deposit area.

In addition to the Gnat deposit, the 1,200 square kilometre Galaxie property has excellent exploration potential. In late 2012, surface exploration programs were completed over five target areas selected throughout the region. Integrated field surveys included the collection of 6,155 soil geochemical samples, 487 rock geochemical samples, 182 silt geochemical samples and completion of some 290 line kilometres of IP geophysical survey. Several compelling new porphyry copper targets and a skarn silver target were identified and are currently being prioritized for ground follow-up and drill testing in 2013. Drill permits have been received from the BC government for all targets.

Of particular interest are the Hu and Hotai porphyry copper and the Silver Lode skarn silver targets (see maps at http://www.amarcresources.com/ahr/MapsFigures.asp). At Hu, located in the northwest portion of the Galaxie property, a copper and multi-element-in-soils anomaly is coincident with a 750 metre by 1,200 metre IP chargeability anomaly. Chalcopyrite-rich veins hosted by andesitic volcanics rocks have been observed along the flanks of the anomalous zone.

The Hotai prospect, located in the southern part of the Galaxie property, is largely covered by glacial sediments. Three discrete and large-scale IP chargeability anomalies lying beneath cover have been defined. The southern most of these chargeability anomalies occurs over 750 metres by 1,700 metres and is coincident with a positive magnetic feature. A diorite outcrop peripheral to this chargeability anomaly hosts copper-bearing quartz veinlets. The second chargeability target to the north measures approximately 1,100 metres by 1,700 metres and is coincident with a pronounced annular magnetic high feature with a central magnetic low, a type of magnetic feature that is classically associated with porphyry copper deposits. In addition, a third potential mineralized system occurs to the northeast of these two target areas, where a significant copper and multi-element-in-soils anomaly exists over 1,000 metres by 1,750 metres. This mineralized target is associated with a strong IP chargeability anomaly.

Finally, at the Silver Lode target area, located approximately eight kilometres north of Hotai, a significant and coincident geochemical-geophysical anomaly has been identified, again covered by glacial debris. An IP chargeability anomaly approximately 500 metres in diameter is associated with exceptionally strong silver concentrations in stream sediment geochemical samples, as well as a significant silver and multi-element-in-soils anomaly over the target. Outcrop in the general area indicates a broad zone of skarn-altered calcareous volcaniclastic and sedimentary rocks. A broad IP chargeability feature lying under cover, continues southward from the Silver Lode skarn target for some two kilometres and may represent an extension to the known skarn target.

By agreement announced November 7, 2012, Amarc holds a 40% interest in the Galaxie and ZNT Projects and can acquire up to a 50% interest by spending an additional $1 million on exploration by September 30, 2013. Amarc’s Joint Venture partner at Galaxie and ZNT is Quartz Mountain Resources Ltd., which is also the operator. This strategic investment provides Amarc with a cost effective opportunity to participate in strong drill targets that have the potential to provide a significant return for Amarc shareholders.

The Galaxie Project is located some 25 kilometres south of Dease Lake, BC, within a region where mining and mineral exploration is the principal industry. The district is well served by an existing transportation system, a developing power infrastructure and a skilled workforce. Highway 37 passes through the center of the Galaxie property and provides for year-round direct access to the Gnat deposit which is located in an area of gently rolling topography. Construction of the $400-million Northwest Transmission Line has commenced, which will include a 287-kV transmission line to a new substation near Bob Quinn Lake, approximately 180 kilometres by road south of Dease Lake. The Northwest Transmission Line is scheduled to connect to the Red Chris copper-gold mine construction project in early 2014.

About Amarc Resources Ltd.

Amarc is a Vancouver-based mineral exploration and development company focused on making the next major precious and base metal discovery in BC. With a solid working capital position of $5.5 million, Amarc’s exploration activities are focused on: the Galaxie copper and silver and ZNT silver properties held in the Joint Venture with Quartz Mountain; its 100%-owned Silver Vista silver-copper project; its 100%-owned Galileo property, located adjacent to New Gold’s Blackwater gold-silver deposit; and the 100%-owned Newton gold discovery. Amarc is currently evaluating its corporate priorities for advancing its portfolio of major mine discovery opportunities.

Amarc is associated with Hunter Dickinson Inc. (HDI) - a diversified, global mining group with a 25-year history of mineral development success. Previous HDI projects in BC include Golden Bear, Mt. Milligan, Kemess, Gibraltar, Prosperity and Harmony. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral properties to provide consistently superior returns to shareholders.

Mark Rebagliati, P. Eng., a Qualified Person as defined under National Instrument 43-101, has reviewed the technical content of this release.

For further details on Amarc Resources Ltd., please visit the Company’s website at http://www.amarcresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD

Robert A. Dickinson
Chairman

All soil, silt and rock samples in the 2012 program were prepared at the ACME Laboratories in Smithers or Vancouver and analyzed using their 36 element ICP/MS package at the Vancouver, Canada facility (ISO 9001:2000 and 17025:2005 accredited). Drill core samples were analyzed for Cu, Ag, Au and 33 additional elements by Aqua Regia digestion of a 15 g sample followed by ICP-MS finish. Samples >0.2% Cu were also analyzed by 4 acid digestion ICP-AES. Samples >0.2 g/t Au were also analyzed for Au, Pd and Pt by 30 g Fire Assay Fusion ICP-AES finish. As part of a comprehensive QA/QC program, one standard and also one field replicate are inserted into the sample stream in each group of 20 samples, as well as one or more field blanks in each analytical batch. Rock chip samples were also analyzed for gold by Fire Assay with an ICP-AES finish, or gravimetric finish for samples >10 ppm

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploration and exploitation successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, changes in and the effect government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.